Exhibit 99.6

788 — 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 17-334 January 13, 2017

Platinum Group Metals Reports First Quarter 2017 Results and Operational Update

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports the Company’s operating and financial results for the three months ended November 30, 2016 and provides an operational update and outlook.  For details of the consolidated interim financial statements (the “Financial Statements”) and Management’s Discussion and Analysis for the three months ended November 30, 2016, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  Shareholders are encouraged to visit the Company’s website at www.platinumgroupmetals.net.  Shareholders may receive a hard copy of the complete Financial Statements from the Company free of charge upon request.

All amounts herein are reported in United States dollars unless otherwise specified.

Operations at Maseve Mine

The Company is currently focused on development and stoping in the best grade thickness areas in Block 11 of the Maseve Mine, which was accessed and opened for mining late in calendar 2016.  Block 11 is modelled to be flat dipping with good grade and thickness and is the most important block to the near-term mine plan.

Redpath Mining South Africa Pty Limited, a subsidiary of Canadian headquartered Redpath Mining Contractors and Engineers (“Redpath”), recently won the tender to provide bord and pillar mining, hybrid mechanized mining and ore transport from Block 11.  Since June 2016 Redpath has been providing efficient long hole mining services in Blocks 9 and 12 of the Maseve Mine.  The changeover to Redpath as the principal mining contractor at the Maseve Mine was undertaken with affected parties during the latter part of the first fiscal quarter ended November 30, 2016 and into early January 2017.  The operational and administrative changeover is now well advanced.

Redpath has also entered into a letter of intent whereby they will install, operate and maintain a 1.0 km conveyor towards Block 11, linking into underground silos and the existing 1.4 km conveyor to surface and 1.7 km conveyor system into the mill.   Cost for the conveyor installation to be borne by Redpath is estimated at Rand 25.0 million (approximately US $1.8 million) and Redpath will recoup their investment by way of a per tonne charge now being negotiated.  Redpath has also added four units to the trucking fleet on a rental basis to ensure efficient ore transport.

R. Michael Jones, CEO of Platinum Group Metals said “We are pleased that after working with us on the mining of some of our smaller blocks, Redpath has won the tender to mine Block 11 and will become an important partner in the Maseve Mine ramp up.  Redpath will continue with mining in Blocks 9 and 12 and will takeover ore transport for these blocks from the previous development contractor.  Redpath is also scheduled to set up for mining in Block 16 early in 2017.  Redpath has demonstrated excellent leadership skills with a commitment to safety and a disciplined and open approach.  The engagement with Redpath is a win-win collaboration that demonstrates confidence in the potential at the Maseve Mine from a well regarded global mining contractor.  The more tonnes mined from Block 11, the better both Redpath and the Company will do.  We see Redpath as an excellent partner”.

Management changes have been made at the Maseve Mine and a process of rationalizing and consolidating underperforming and redundant contractors was undertaken in late calendar 2016.  Safety has remained a priority during these changes.  Many mining services previously provided by several contractors will now be consolidated under the management of Redpath, increasing efficiency.

During December 2016, Block 11 began to produce mined tonnes, contributing approximately 21.3% (8,388 tonnes) of mined ore flow to monthly production.  Double decline access and through ventilation to Block 11 was completed in late December 2106.  Now that infrastructure is coming on line where needed, and with contractor changeover being undertaken, Block 11 is scheduled to contribute approximately 50% (30,000 tonnes) to mined ore flow in January 2017.  Mining rates in the second half of January 2017 and in the months ahead are scheduled to continue improving as Block 11 is further developed.  During 2017 Block 11 is scheduled to build up to 70-80% of mined ore flow.  At full production Block 11 is planned to provide up to 76,000 tonnes of ore a month.

Production ramp up at the Maseve Mine has been behind plan since commissioning in April 2016 due primarily to poor mining contractor performance and delayed infrastructure completion.  As disclosed in the Company’s press release dated November 29, 2016, a much-publicized safety drive in the Northwest Region by the inspectorate branch of the South African Department of Mineral Resources (“DMR”) during the latter part of the Company’s first fiscal quarter resulted in intermittent work stoppages at the Maseve Mine, also causing a loss of some development and production.

Production in September, October, November and December 2016 was 1,823, 907, 1,237 and 1,509 4E ounces respectively.  Contractor issues, changeover of contractors, and concerns raised by the DMR have been addressed and the Company is again focused on safely increasing mined tonnage at grade from planned blocks while at the same time reducing costs in 2017.

Platinum Group will be focussed on turning the Maseve Mine to positive cash flow in the first half of calendar 2017.  Development to other blocks near Block 11 with good grade thickness is scheduled to continue during 2017.  Twelve-month aggregate production guidance for calendar 2017 is modelled at 100,000 to 120,000 4E ounces.  Prior production guidance should not be relied upon.

Results For The Three Months Ended November 30, 2016

During the three-months ended November 30, 2016, the Company incurred a net loss of $2.45 million (November 30, 2015 — net loss of $0.712 million). General and administrative expenses during the three-month period were $1.167 million (November 30, 2015 - $1.394 million), losses on foreign exchange were $1.543 million (November

30, 2015 — gain of $0.399 million) while stock based compensation expense, a non-cash item, totalled $0.40 million (November 30, 2015 - nil).  Finance income consisting of interest earned and property rental fees in the three-month period amounted to $0.30 million (November 30, 2015 - $0.283 million).  Loss per share for the period ended November 30, 2016 amounted to $0.03 (November 30, 2015 - $0.01 per share).

Accounts receivable at November 30, 2016 totalled $5.8 million while accounts payable and accrued liabilities amounted to $16.832 million. Accounts receivable were comprised of amounts receivable on sale of concentrate, value added taxes repayable to the Company in South Africa and amounts receivable from partners. Accounts payable included contract development and mining fees, drilling expenses, engineering fees, accrued professional fees and regular trade payables for ongoing exploration, development and administration costs.

During the period ended November 30, 2016 the Company incurred approximately $27 million (November 30, 2015 - $34 million) in development, construction, equipment and other costs for the Maseve Mine.  Initial proceeds from concentrate sales before commercial production are treated as a reduction in project capital cost with $3.1 million being recognized to development costs in the period ended November 30, 2016.   As at November 30, 2016, the Company carried total deferred acquisition, development, construction, equipment and other costs related to the Maseve Mine of $514 million.

During the period ended November 30, 2016 approximately $1.73 million was spent at the Waterberg Project for engineering and exploration activities.  At period end $21.7 million in net costs are capitalized to the Waterberg Project.  The current budget for work at Waterberg is fully funded by 28.35% joint venture partner the Japan Oil, Gas and Metals National Corporation.

For more information on mineral properties, see Notes 4 and 5 of the Financial Statements.

Loan Facilities Amended

To accommodate the Company for delayed production ramp up at the Maseve Mine, the Sprott Resource Lending Partnership (“Sprott”) and Liberty Metals & Mining Holdings, LLC (“LMM”) have agreed to provide the following waiver and amendments to their existing loan facilities to the Company:

•                  a three-month extension to the covenant whereby Maseve must reach and maintain a three-month rolling average of at least 60% of planned production for a three-month period to commence with the first measurement month of the original plan moved to February 2017;

•                  a three-month extension to the covenant whereby Maseve must reach and maintain a three-month rolling average of at least 70% of planned production for a three-month period to commence with the first measurement month of the original plan moved May 2017;

•                  to waive until February 15, 2017 the covenant to maintain at all times a working capital in excess of $5,000,000; and

•                  to postpone from January 31, 2017 to March 31, 2017 the commencement of the requirement to pay the Sprott Lenders 50% of the proceeds of equity and debt financings (excluding intercompany financings) of the Company or its subsidiaries having a value exceeding $1,000,000 in the aggregate, in partial repayment of the Sprott Facility.

In consideration of the above the Company has agreed to issue 568,819 common shares of the Company as directed by Sprott and to LMM pursuant to the amended Sprott Facility and amended LMM Facility. This amount is based on 1.0% of the outstanding principal amount advanced by both the Sprott and LMM, being $425,000 and $453,440 respectively, converted to $1,153,391 Canadian dollars using the Bank of Canada noon spot rate on January 12, 2017.  The shares were then priced at the ten-day volume weighted average price on the Toronto Stock Exchange (the “TSX”) of $2.253 Canadian dollars per share, less a ten percent discount.  The amendment fee shares shall be issued within three business days after the Company’s receipt of the conditional approval of the TSX and the approval of the NYSE MKT LLC for the listing of the amendment fee shares, whichever occurs later, subject to compliance with applicable law.  If the Company is unable to obtain such approvals or does not issue the amendment fee shares by January 27, 2017 or either the TSX or the NYSE MKT LLC advises the Company that it will not approve the listing of the amendment fee shares, the Company is required to pay the amendment fee in cash within two business days thereafter.  The shares will be subject to a four month and one day hold period from the date of issuance under applicable securities laws in Canada and where applicable will also be subject to resale restrictions under the securities laws of the United States.

Outlook

The Company’s key business objectives for fiscal 2017 will be to safely ramp-up the Maseve Mine and to advance the Waterberg Project through feasibility and into preparations for a mining right application.

At the time of writing the Company is well advanced in a changeover process to improve contractor and labour performance, increase stope mining, reduce contractor redundancy, improve efficiencies and reduce costs.  The Maseve Mine has demonstrated good grade thickness confirmation to block model estimates and good recovery to design specifications.  At present good progress is being made developing Block 11 and mined tonnage is beginning to come on line.

At November 30, 2016, the Company held $27.507 million in cash.  In order to achieve positive cash flow and to maintain its working capital covenants under existing loan facilities, the Company estimates that it will need to source $5 million to $15 million of additional funding by way of refinancing its existing debt, the issuance of new debt, private or public offerings of equity or the sale of project or property interests.

About Platinum Group Metals Ltd.

Platinum Group, based in Johannesburg, South Africa and Vancouver, Canada, has a successful track record with more than 20 years of experience in exploration, mine discovery, mine construction and mine operations.

Formed in 2002, Platinum Group holds significant mineral rights in the Bushveld Igneous Complex of South Africa, which is host to over 70% of the world’s primary platinum production. The Company is currently focused on ramping up the Maseve Mine, its first near-surface platinum mine, to commercial production.

Platinum Group has delineated new reserves on the North Limb of the Bushveld Complex on the Waterberg Project.  Waterberg represents a new bulk type of large scale, shallow low cost platinum, palladium and gold deposit.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release.

On behalf of the Board of

Platinum Group Metals Ltd.

“Frank R. Hallam”

CFO and Director

For further information contact:

R. Michael Jones, President

or Kris Begic, VP, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

The securities described herein will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the adequacy of capital; potential financings; the use of proceeds of financings; potential share issuances or payments under the credit facility amendments; repayment of indebtedness; ramp up and potential achievement of commercial production at the Maseve Mine; the Company’s key objectives; the potential to change underperforming contractors, increase mining, reduce contractor redundancy, improve efficiencies and reduce costs; advancing the Waterberg Project through feasibility and into preparations for a mining right application; and the Company’s plans and estimates regarding exploration, studies, development, construction, production, cash flows and other activities and developments. Statements of mineral resources and mineral reserves also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters.  Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including the Company’s discretion in the use of proceeds of financings; risks related to indebtedness; the Company’s capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

Cautionary Note to U.S. and other Investors

Estimates of mineralization and other technical information included or referenced in this press release have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this press release containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.